
May 2, 2014

<u>Via E-mail</u>
Mr. Jonathan E. Cross
President and Director
Forum Acquisitions I, Inc.
575 Madison Avenue, 10th Floor
New York, NY 10022

> **Re: Forum Acquisitions I, Inc.**
> **Registration Statement on Form 10**
> **Filed April 9, 2014**
> **File No. 0-55174**

Dear Mr. Cross:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Note that the registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Forward Looking Statements, page 1

2. Clarify in the last sentence that you do not undertake any obligation to update or revise any forward-looking statements except as required by law.

Business of Issuer, page 1

3. Please disclose which states limit the offer and sale or resale of securities of blank check or shell companies.

Potential Target Companies, page 2; Form of Acquisition, page 4

4. Provide more detail on how you will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship, if any, to the registrant, the registrant's director and officer, and the registrant's sole stockholder, BlackPool Acquisitions, LLC.

5. Indicate whether the registrant may pay cash finder's fees and whether the registrant may issue securities as finder's fees. We note that you have no current plans, understanding, agreements, or commitments with any individual for such person to act as a finder of opportunities to the company.

6. Disclose whether the registrant may merge with or acquire another company in which its promoter, management, or the promoter's or management's affiliates or associates, directly or indirectly, have an ownership interest. If the registrant's corporate policy does not permit such related party transactions, explain the basis for the policy. Further, add disclosure on whether the registrant's promoters and management are aware of any circumstances under which it may change this corporate policy. For any merger with or acquisition of another company, address these matters:

   - If the registrant may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to the registrant. We note the brief risk factor on page 7.

   - Whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition. We note that you will not acquire a business if audited financial statements based on United States generally accepted accounting principles cannot be obtained for the target business.

- The effect of your reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

- Whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree. We note the disclosure that there are no understandings or agreements regarding compensation your management will receive after a business combination that is required to be disclosed.

Our business is difficult to evaluate because we have no operating history, page 6

7. Quantify the "significant" administrative costs of being a reporting company that you face.

8. You disclose that your accountant's report has raised substantial doubt about your ability to continue as a going concern; however, their report, on page F-2, does not include a going concern emphasis paragraph. Please coordinate with your independent accountants and revise your filing as appropriate to correct this inconsistency. If your auditors determine there is substantial doubt about your ability to continue as a going concern at March 31, 2014, please ensure that they revise their report and you revise both the liquidity section of MD&A and the notes to your financial statement to highlight this fact and disclose the relevant risks to your operations and business prospects. Otherwise, please revise this risk factor.

Security ownership of certain beneficial owners, page 12

9. Include the company's address in footnote (1) to the beneficial ownership table.

Directors and Executive Officers, page 13

10. Confirm that there is no agreement or understanding for your director and officer to resign at the request of another person and that your director and officer is not acting on behalf of, or will not act at the direction of, any other person.

Audited Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, Subsequent Events, page F-7

11. You disclose on page F-7 that you evaluated subsequent events occurring after March 31, 2014 up through the date you issued the audited financial statements. Please also disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1(a).

Note 4 – Related Party Transactions, page F-8

12. Please disclose the relationship between your sole officer and director, Jonathan Cross, and your sole stockholder, BlackPool Acquisitions.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director